Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

November 2, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 14, 2020 with respect to the Amendment and the Trust’s series, the Gotham Enhanced 500 ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the registration statement.
Prospectus
1.Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.
Response: The Fund’s completed fee table and expense example are as shown in the attached Appendix A.
2.Explain how Other Expenses were estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by supplementally noting that, under the Advisory Agreement, in exchange for a single unitary management fee from the Fund, the Adviser has agreed to pay all expenses incurred by the Fund except for the Excluded Expenses (as defined in the Prospectus). The Fund’s investment strategies and sample portfolio holdings were reviewed and it was determined that there were no potential Excluded Expenses to be disclosed as Other Expenses in the Fees and Expenses table. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s fee structure, investment strategies and expected portfolio holdings.
3.Revise Principal Investment Strategies to clarify what is meant by the term “generally” in the sentence “The Fund . . . seeks to achieve its investment objective by generally investing in securities of issuers included in the S&P 500 Index.” Further, to what extent will the Fund not invest in securities of issuers included in the S&P 500 Index.
Response: The Trust responds by supplementally noting that the Fund is actively-managed, and the Sub-Adviser generally expects to invest only in the securities of issuers included in the S&P 500 Index; however, in the event a security held by the Fund is subsequently removed from the S&P 500 Index, the Fund may continue to invest in that security for a period of time. The Trust respectfully declines to revise the disclosure.
4.Please consider re-ordering the principal risks of the Fund in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Trust responds by noting that the Fund’s principal risks have been reordered to prioritize the risks that are most likely to affect the Fund’s net asset value.
5.To the extent the Fund invests in securities of issuers included in the S&P 500 Index, consider adding principal risk disclosure relating to the capitalization of such companies.
Response: The Trust responds by noting that the requested risk disclosure has been included.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.65%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.65%
Less Fee Waiver	(0.15)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	0.50%

1 Estimated for the current fiscal year.
2The Fund’s investment adviser, Toroso Investments, LLC (the “Adviser”) has agreed to a reduced unitary management fee of 0.50% for the Fund until at least [November 24, 2023], so that Total Annual Fund Operating Expenses After Fee Waiver do not exceed 0.50% during this period. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed in the table above is reflected only through [November 24, 2023]. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $51	3 Years: $160

A-1